Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. REPORTS
FOURTH QUARTER AND YEAR-END 2002 RESULTS
– 2002 EBITDA Improved 22% to $198 Million –
– Announces Acquisition of Remaining 50% Interest in The Fairmont Copley Plaza Boston –
– Secures Second Management Contract in United Arab Emirates –
– 2003 EBITDA Guidance of $215 – $225 Million –

TORONTO, January 30, 2003 — Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced financial results for the fourth quarter and year ended December 31, 2002. All amounts are expressed in U.S. dollars. FHR expects to release its 2002 annual report in early March and will hold its annual general meeting at 10:00 a.m. on April 17, 2003 at The Fairmont Royal York in Toronto.

FHR’s financial results for the year ended December 31, 2001 contain substantial non-recurring items related to the reorganization of Canadian Pacific Limited (“CPL”), including the operating results of CPL’s four discontinued businesses, reorganization expenses and CPL corporate expenses. CPL’s reorganization became effective October 1, 2001. Given the inclusion of these non-recurring charges, management does not consider the prior year’s net income and earnings per share (“EPS”) to be comparable with the current period. Management has prepared a proforma 2001 statement of net income including proforma EPS, which is available on FHR’s investor website, www.fairmont.com/investor.

“We are pleased to report EBITDA1 of $198.3 million in 2002, which is at the high end of our expectations. This represents a 21.6% improvement over 2001 levels, which we expect to be the largest EBITDA growth among major hoteliers this year,” said William R. Fatt, Chief Executive Officer of FHR. On a comparable basis, revenue per available room (“RevPAR”) for our owned hotels decreased 1.3%, while RevPAR at the Fairmont managed properties was down 2.0%. These results are anticipated to be ahead of overall industry performance.”

	Three months ended		Year ended
	December 31		December 31

(In millions except EPS amounts)	2002	2001	2002	2001

Operating Revenues[2]	$125.6	$97.7	$590.6	$537.3
EBITDA	32.8	14.4	198.3	163.1
Income (loss) from continuing operations	11.0	49.6	92.5	(28.2)
Basic EPS from continuing operations	0.14	0.63	1.18	(0.43)

Continued Mr. Fatt, “Our hotel portfolio continues to benefit from our balanced customer mix and geographical diversity. FHR’s strength in the leisure segment has helped mitigate the effect of prolonged weakness in corporate demand. FHR’s resorts represent about 70% of the company’s earnings. Our Canadian properties account for approximately half of our annual EBITDA and Canadian economic performance has been very strong. In addition, extensive investments in renovations over the past few years are beginning to generate substantial returns.”

“The acquisition of The Fairmont Orchid, Hawaii, and the addition of The Fairmont Washington, D.C. management contract in December 2002 expanded the Fairmont portfolio to 41 properties in six countries. We look forward to strengthening the positioning and overall performance of these two properties,” added Mr. Fatt.

Fourth Quarter Consolidated Results

Operating revenues increased to $125.6 million, up 28.6% from $97.7 million in 2001. Fourth quarter EBITDA more than doubled to $32.8 million from $14.4 million in 2001, meeting management’s expectation of $24.5 – $34.5 million. EBITDA benefited from a $5.8 million gain on the sale of real estate in Bermuda, which was included in our guidance, while no gains on land sales were realized in the same period last year.

Income from continuing operations was $11.0 million compared to income from continuing operations of $49.6 million in 2001. In 2001, income from continuing operations included an income tax recovery of $51.4 million that related primarily to tax benefits realized on expenses incurred to complete the CPL reorganization and the impact of various favorable tax reassessments. For the quarter, EPS from continuing operations was $0.14, which met management’s EPS expectation of $0.10 – $0.15.

Fourth Quarter Hotel Ownership Operations

Revenues from hotel ownership improved 22.0% to $109.1 million compared to 2001. FHR’s strength in the leisure segment combined with its recently renovated properties has softened the impact of weaker corporate travel caused by a sluggish global economy and the potential for U.S. military action. The acquisition of The Fairmont Orchid, Hawaii closed in mid-December and therefore had a minimal impact on fourth quarter earnings.

RevPAR increased 12.6% compared to the fourth quarter of 2001, resulting from a 6.3 point increase in occupancy and stable average daily rate (“ADR”). The Canadian owned hotels showed the greatest RevPAR increase at 16.8%, driven by improvements in both occupancy and ADR. RevPAR increased by 9.8% at FHR’s U.S. and International comparable portfolio, resulting from a 7.2 point rise in occupancy notwithstanding a 4.4% drop in ADR. In addition, the two Bermuda properties showed significant improvement with combined RevPAR increases of 42.3%. These hotels were not included in the comparable portfolio due to the impact of significant renovations in 2001.

Fourth Quarter Management Operations

Fairmont

Revenues under management of $323 million increased 19.2% over 2001 as a result of the addition in 2002 of long-term management contracts for The Fairmont Dubai, the Sheraton Suites Calgary Eau Claire, The Fairmont Sonoma Mission Inn & Spa and The Fairmont Washington, D.C. as well as

RevPAR improvements at almost all other hotels. Management fee revenues increased to $11.0 million from $9.3 million in 2001, consistent with the increase in revenues under management. Incentive fee revenues were relatively unchanged from 2001.

RevPAR improved 9.3% during the fourth quarter, driven by an increase in occupancy of 3.5 points and a 3.0% rise in ADR to $158.17. The Canadian comparable hotels and the U.S. and International portfolio experienced RevPAR growth of 11.4% and 6.8%, respectively.

Delta

In the fourth quarter of 2002, revenues under management increased 4.3% to $72 million from $69 million in 2001 resulting in management fee revenues increasing to $2.8 million compared to $2.2 million in 2001. During the quarter, Delta posted an 8.9% RevPAR increase, resulting from a 2.3 point improvement in occupancy and a 4.5% rise in ADR. The Delta Sun Peaks Resort in Kamloops, British Columbia opened in December and the Delta St. Eugene Mission Resort in Cranbrook, British Columbia opened in January 2003.

Year-End Consolidated Results

Operating revenues increased 9.9% to $590.6 million for the year ended December 31, 2002. The improvement in revenues was attributable to 2002 portfolio additions as well as returns realized from capital investments made to properties in 2000 and 2001. EBITDA of $198.3 million was up 21.6% and was positively impacted by land sale gains of $11.5 million in 2002 and approximately $3.7 million in first quarter cost reductions.

Income from continuing operations was $92.5 million compared to a loss from continuing operations of $28.2 million in the prior period. EPS from continuing operations was $1.18 in 2002, which met management’s guidance of $1.14-$1.19. This compared to a loss from continuing operations of $0.43 per share in 2001. These improvements are attributable to improved operating performance in 2002 and non-recurring charges related to the CPL reorganization in 2001.

Year-End Hotel Ownership Operations

Revenues from hotel ownership of $516.6 million improved 5.5% compared to 2001. Superior performance at the renovated hotels not included in the comparable set, particularly the two Bermuda properties, was the main contributor to this growth. RevPAR for the comparable owned hotels declined 1.3% from $114.14 in 2001 resulting mainly from a 2.3% drop in ADR. It is anticipated that the newly acquired properties and improving returns on the Company’s renovated hotels will drive results.

Year-End Hotel Management Operations

Fairmont

RevPAR for the year was $105.37 in 2002, down 2.0% from 2001. The decline resulted from a 3.3% drop in ADR offset by a 0.9 point increase in occupancy. In the absence of currency fluctuations, RevPAR would have decreased by approximately 1.2% compared to the prior year.

Delta

Comparable hotels’ RevPAR was down 1.2% from 2001 resulting from a 1.6 point decrease in occupancy offset slightly by a 1.4% improvement in ADR. In the absence of the currency fluctuations, RevPAR was comparable to last year.

Capital Expenditures

Hotel related capital expenditures for the quarter totaled $18.7 million. Projects underway during the quarter included guestroom and corridor renovations at The Fairmont Hamilton Princess and The Fairmont Banff Springs and the ongoing construction of the meeting facility at The Fairmont Chateau Lake Louise.

Over the past few years, FHR has invested significantly in its portfolio, including substantial capital investments in seven of its top nine properties. Attractive returns on the capital invested are expected to be achieved once the properties realize the full benefit of these improvements, which typically occurs two years after completion. FHR expects that 2003 capital expenditures will be in the range of $110-120 million.

Labor Relations

Labor negotiations are currently in progress at three Fairmont properties. In 2002, 15 Fairmont properties and six Delta hotels successfully settled new labor contracts. In 2003, labor contracts at eight Fairmont properties and five Delta hotels expire. Although it is not possible to predict the outcome of labor negotiations, management is hopeful that mutually beneficial contracts will be reached without labor disruption.

Corporate Activities

Today, FHR announced that it has agreed to acquire the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed bin Talal bin Abdulaziz Al Saud of Saudi Arabia (“Prince Alwaleed”). The purchase price for the equity interest is approximately $23 million and will be satisfied by the issuance of one million common shares. In addition, FHR will acquire net working capital of about $9 million for cash. Existing secured debt of approximately $66.5 million on the property will remain in place. The transaction is expected to close in the first quarter of 2003, subject to regulatory approvals. Following this transaction, Prince Alwaleed will hold approximately 4.9% of FHR’s issued and outstanding shares. FHR purchased the initial 50% equity interest in July 2001 and at that time committed to a substantial guestroom renovation and upgrade. The renovation program, which began in November 2002, is expected to be completed by early next year.

“We are pleased to have acquired the remaining real estate interest in such an important property in one of North America’s key gateway cities,” commented Mr. Fatt. “We are committed to the ongoing improvement of the image, quality and performance of this prominent property in the heart of Boston, and expect it to be a strong contributor to our company and our brand.”

FHR also announced today that it has entered into an agreement with National Investment Corporation of Abu Dhabi to manage a second hotel in the United Arab Emirates. This 300-room resort will be built on a landscaped breakwater in the country’s capital. Construction is underway with land reclamation ongoing and the resort is expected to open in early 2005. Commenting on the announcement, Mr. Fatt said, “We are delighted to expand our portfolio to include another luxury hotel development abroad. The quality of the physical asset and amenities at The Fairmont Dubai are a perfect complement to the hotel’s service levels and we look forward to replicating this at our new resort.”

On December 17, 2002, FHR acquired The Orchid at Mauna Lani on the Island of Hawaii for a purchase price of approximately $140 million plus closing costs. Existing credit facilities funded the acquisition. The resort was officially flagged “The Fairmont Orchid, Hawaii” on January 15, 2003.

On December 4, 2002, FHR assumed management of the Monarch Hotel in Washington, D.C., which was concurrently acquired by Legacy Hotels Real Estate Investment Trust (“Legacy”). As part of the financing for the purchase of the Monarch Hotel, Legacy sold to a group of underwriters 19.5 million trust units for gross proceeds of approximately $95 million. FHR acquired 6.5 million of these units for about $32 million to maintain its approximate 35% ownership interest in Legacy. On December 11, 2002, the hotel was officially flagged “The Fairmont Washington, D.C.”

During the quarter, FHR did not repurchase any shares under its normal course issuer bid. The Company has the capacity to repurchase up to 10% of its outstanding shares in the twelve-month period ending October 1, 2003.

Outlook

Commented Mr. Fatt, “The current economic environment continues to present challenges that we expect to persist throughout 2003. With few signs of an overall U.S. economic recovery, we are not anticipating an improvement in business travel in 2003. We are cautiously optimistic that the North American leisure segment and the Canadian economy will remain strong and that the ongoing impact resulting from our extensive renovation program will allow FHR to generate above average earnings growth again in 2003.”

Based on these assumptions, FHR estimates that EBITDA in 2003 will be in the range of $215 — $225 million, including approximately $11 million from real estate activities. Net income is estimated to be between $80 and $90 million and basic EPS to be in the range of $1.00 — $1.10.

FHR anticipates first quarter 2003 EBITDA of $30 — $40 million and basic EPS is expected to be in the range of $0.01 — $0.05. Investors are cautioned that quarterly performance tends to be more difficult to predict.

“We expect the recent additions to our portfolio, combined with growing returns from the capital invested, to position us for good performance in 2003,” said Mr. Fatt. “We plan to add two to four Fairmont hotels per year to our portfolio through a combination of new management contracts, minority equity investments and acquisitions. Combined with our significant financial flexibility and unique affiliation with Legacy, we are well positioned to take advantage of any potential growth opportunities that may arise this year.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first class properties with more than 31,000 guestrooms in Canada,

the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont, North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

FHR will hold a conference call today, January 30, 2003 at 1:30 p.m. Eastern Time to discuss these results. To participate, please dial 416.641.6452 or 1.877.871.4107 approximately 10 minutes prior to the beginning of the call to receive clearance from the operator. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. Eastern Time on January 30, 2003 through to 3:30 p.m. Eastern Time on February 6, 2003 by dialing 1.800.633.8284 using the reservation #21098439. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR’s website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended December 31				Year ended December 31

	2002	2001	Variance		2002	2001	Variance

OWNED HOTELS
Worldwide
RevPAR	$88.71	$78.75		12.6%	$112.69	$114.14		(1.3%)
ADR	161.27	161.70		(0.3%)	180.93	185.11		(2.3%)
Occupancy	55.0%	48.7%	6.3 poin	ts	62.3%	61.7%	0.6 poin	ts
Canada
RevPAR	$61.51	$52.66		16.8%	$95.14	$94.15		1.1%
ADR	112.74	107.72		4.7%	145.16	145.77		(0.4%)
Occupancy	54.6%	48.9%	5.7 poin	ts	65.5%	64.6%	0.9 poin	ts
U.S. and International
RevPAR	$127.95	$116.54		9.8%	$138.02	$143.07		(3.5%)
ADR	229.92	240.57		(4.4%)	239.69	249.17		(3.8%)
Occupancy	55.6%	48.4%	7.2 poin	ts	57.6%	57.4%	0.2 poin	ts

	Three months ended December 31				Year ended December 31

	2002	2001	Variance		2002	2001	Variance

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	$94.12	$86.08		9.3%	$105.37	$107.48		(2.0%)
ADR	158.17	153.58		3.0%	162.04	167.55		(3.3%)
Occupancy	59.5%	56.0%	3.5 poin	ts	65.0%	64.1%	0.9 poin	ts
Canada
RevPAR	$66.12	$59.33		11.4%	$86.63	$84.15		2.9%
ADR	110.12	106.02		3.9%	127.41	128.43		(0.8%)
Occupancy	60.0%	56.0%	4.0 poin	ts	68.0%	65.5%	2.5 poin	ts
U.S. and International
RevPAR	$131.36	$122.97		6.8%	$130.45	$139.78		(6.7%)
ADR	223.43	218.92		2.1%	213.64	224.57		(4.9%)
Occupancy	58.8%	56.2%	2.6 poin	ts	61.1%	62.2%	(1.1 poin	ts)
DELTA MANAGED HOTELS
Worldwide
RevPAR	$47.56	$43.69		8.9%	$53.84	$54.49		(1.2%)
ADR	79.74	76.30		4.5%	85.23	84.08		1.4%
Occupancy	59.6%	57.3%	2.3 poin	ts	63.2%	64.8%	(1.6 poin	ts)

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR’s operating statistics in the preceding chart on a pro forma basis as if owned since January 1, 2001. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. For the three-months and year ended December 31, 2002 versus the three-months and year ended December 31, 2001, The Fairmont Southampton Princess, The Fairmont Hamilton Princess and The Fairmont Pierre Marques have been excluded from the comparable data because of the impact of major renovations in 2001.

1.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

2.	Operating revenues are defined as revenues before other revenues from managed and franchised properties. Other revenues from managed and franchised properties consist of the recovery of expenditures made on behalf of such properties primarily for marketing and reservation services as specified in the management and franchise agreements. As such, management considers operating revenues to be a more meaningful indicator of its operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of operating revenues may be different than calculations used by other entities.

Contacts:	M. Jerry Patava Executive Vice President and Chief Financial Officer Tel: 416.874.2450	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)
(Unaudited)

	December 31	December 31
	2002	2001

ASSETS
Current assets
Cash and cash equivalents	$49.0	$52.7
Accounts receivable	47.0	48.2
Inventory	12.5	11.6
Prepaid expenses and other	10.9	8.8

	119.4	121.3
Investments in partnerships and corporations (note 4)	68.9	58.8
Investment in Legacy Hotels Real Estate Investment Trust	96.4	56.4
Investment in land held for sale	88.8	92.1
Property and equipment	1,441.1	1,261.9
Goodwill	123.0	106.0
Intangible assets	174.2	120.1
Other assets and deferred charges	69.2	60.7

	$2,181.0	$1,877.3

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$105.7	$109.1
Taxes payable	5.3	2.1
Dividends payable	2.4	1.6
Current portion of long-term debt	3.3	25.5

	116.7	138.3
Other liabilities	78.4	74.4
Long-term debt	463.2	245.2
Future income taxes	96.4	64.1
Non-controlling interest	27.0	49.9

	781.7	571.9

Shareholders’ equity (note 5)	1,399.3	1,305.4

	$2,181.0	$1,877.3

Fairmont Hotels & Resorts Inc.
Consolidated Statement of Income
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

Revenues
Hotel ownership operations	$109.1	$89.4	$516.6	$489.6
Management operations	10.5	8.3	36.1	34.3
Real estate	6.0	—	37.9	13.4

Operating revenues	125.6	97.7	590.6	537.3
Other revenues from managed and franchised properties (note 2)	6.7	6.2	27.7	29.4

	132.3	103.9	618.3	566.7
Expenses
Hotel ownership operations	92.3	78.6	367.9	358.8
Management operations	2.8	7.6	15.7	18.6
Real estate	0.2	0.2	26.4	15.5

Operating expenses	95.3	86.4	410.0	392.9
Other expenses from managed and franchised properties (note 2)	6.7	6.2	27.7	29.4

	102.0	92.6	437.7	422.3
Income from investments and other	2.5	3.1	17.7	18.7

Operating income before undernoted items	32.8	14.4	198.3	163.1
Amortization	10.5	11.7	52.4	50.7
Other (income) and expense (note 6)	—	1.9	(6.9)	10.1
Reorganization and corporate expenses (note 7)	0.9	0.3	2.2	156.9
Interest expense, net	5.6	3.2	19.1	69.6

Income (loss) before income tax expense, non-controlling interest, goodwill charges and discontinued operations	15.8	(2.7)	131.5	(124.2)

Income tax expense (recovery)
Current	3.0	(0.8)	12.0	21.1
Future	1.1	(50.6)	23.8	(120.7)

	4.1	(51.4)	35.8	(99.6)

Non-controlling interest	0.7	(1.6)	3.2	1.1

Income (loss) before goodwill charges and discontinued operations	11.0	50.3	92.5	(25.7)
Goodwill charges	—	0.9	—	3.1
Taxes thereon	—	(0.2)	—	(0.6)

	—	0.7	—	2.5

Income (loss) from continuing operations	11.0	49.6	92.5	(28.2)
Income from discontinued operations (note 1)	—	—	—	923.9

Net income	11.0	49.6	92.5	895.7
Preferred share dividends	—	—	—	(5.4)

Net income available to common shareholders	$11.0	$49.6	$92.5	$890.3

Fairmont Hotels & Resorts Inc.
Consolidated Statement of Income (Continued)
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

Weighted average number of common shares outstanding (in millions) (note 5)
Basic	78.6	78.8	78.4	78.9
Diluted	79.6	79.4	79.7	79.0
Basic earnings per common share
Income (loss) from continuing operations	$0.14	$0.63	$1.18	$(0.43)
Discontinued operations	$—	$—	$—	$11.71
Net income	$0.14	$0.63	$1.18	$11.28
Diluted earnings per common share
Income (loss) from continuing operations	$0.14	$0.63	$1.16	$(0.43)
Discontinued operations	$—	$—	$—	$11.70
Net income	$0.14	$0.63	$1.16	$11.27

Fairmont Hotels & Resorts Inc.
Consolidated Statement of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

Cash provided by (used in)
Operating activities
Income from continuing operations	$11.0	$49.6	$92.5	$(28.2)
Items not affecting cash
Amortization of property and equipment	9.9	10.5	50.0	46.0
Amortization of goodwill and intangible assets	0.6	2.1	2.4	7.8
Income from investments and other	(2.5)	(3.1)	(17.7)	(18.7)
Gains on sales of real estate	(6.0)	—	(11.9)	(9.9)
Future income taxes	1.1	(50.8)	23.8	(121.3)
Non-controlling interest	0.7	(1.6)	3.2	1.1
Gain on sale of Legacy Real Estate Investment Trust units	—	—	—	(31.1)
Write-off of capital and other assets	—	—	—	40.7
Distributions from investments	7.2	2.5	15.1	11.6
Other	(14.7)	(23.1)	(24.3)	(56.5)
Changes in non-cash working capital items (note 8)	20.5	(47.2)	(10.5)	(23.7)
Discontinued operations	—	—	—	2,011.4

	27.8	(61.1)	122.6	1,829.2

Investing activities
Investment in hotel partnerships and corporations	(31.9)	(33.4)	(46.7)	(56.6)
Additions to property and equipment	(18.7)	(36.7)	(84.3)	(121.8)
Additions to land held for sale	—	(0.6)	(15.8)	(7.5)
Acquisitions	(136.0)	—	(136.0)	(234.6)
Sale of investments and properties	5.8	—	34.6	149.2
Proceeds from sale of units in Legacy Hotels Real Estate Investment Trust	—	—	—	53.5
Other	(1.0)	1.2	(1.0)	1.2
Discontinued operations	—	—	—	(1,407.2)

	(181.8)	(69.5)	(249.2)	(1,623.8)

Financing activities
Issuance of long-term debt	141.4	99.2	238.4	165.0
Repayment of long-term debt	(6.0)	(1.4)	(43.9)	(632.1)
Issuance of common shares	4.2	0.8	4.7	53.5
Repurchase of common shares	—	(9.9)	(73.2)	(9.9)
Dividends	—	—	(3.2)	(122.8)
Redemption of preferred shares	—	(144.8)	—	(144.8)
Issuance of commercial paper	—	—	—	61.5
Repayment of commercial paper	—	—	—	(643.9)
Other	—	43.0	—	43.0
Discontinued operations	—	—	—	668.6

	139.6	(13.1)	122.8	(561.9)

Effect of exchange rate changes on cash	(0.4)	—	0.1	(8.1)

Increase (decrease) in cash	(14.8)	(143.7)	(3.7)	(364.6)
Cash — beginning of period	63.8	196.4	52.7	417.3

Cash — end of period	$49.0	$52.7	$49.0	$52.7

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

Retained earnings (deficit) — beginning of period
As previously reported	$29.9	$(20.1)	$(19.6)	$4,745.2
Effect of change in accounting for foreign exchange on long-term debt (note 2)	—	—	—	(127.2)

As restated	29.9	(20.1)	(19.6)	4,618.0
Net income	11.0	49.6	92.5	895.7

	40.9	29.5	72.9	5,513.7
Repurchase of common shares (note 5)	—	—	(30.4)	—
Distribution on reorganization (note 1)	—	(47.5)	—	(5,440.0)
Dividends on common shares	(2.4)	(1.6)	(4.0)	(87.9)
Dividends on preferred shares	—	—	—	(5.4)

Retained earnings (deficit) — end of period	$38.5	$(19.6)	$38.5	$(19.6)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for 115 years. Until September 2001, the company operated under the name of Canadian Pacific Limited (“CPL”). Effective October 1, 2001, pursuant to the plan of arrangement approved by the shareholders and by the court, CPL completed a major reorganization (the “Arrangement”), which divided CPL into five new public companies Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc..

FHR currently manages properties principally under the Fairmont and Delta brands. At December 31, 2002, FHR managed 81 luxury and first class hotels and resorts. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at December 31, 2002, managed 41 luxury properties in major city centres and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at December 31, 2002.

In addition to hotel and resort management, at December 31, 2002, FHR had hotel ownership interests ranging from approximately 20% to 100% in 24 properties, located in Canada, the United States, Bermuda, Barbados and the United Arab Emirates. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 23 hotels and resorts across Canada and one in the United States. FHR also owns real estate properties that are suitable for either commercial or residential development.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below.

Foreign currency translation

Effective January 1, 2002, FHR adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for foreign currency gains and losses. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement were applied retroactively with restatement of prior periods and did not have an impact on continuing operations. This change resulted in decreased income from discontinued operations of $34.8 for the year ended December 31, 2001 (No effect on the quarter ended December 31, 2001).

Goodwill and intangible assets

On January 1, 2002, FHR adopted the new recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives, including amounts relating to investments accounted for under the equity method, are no longer amortized but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy were applied prospectively.

FHR has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at January 1, 2002 and as a result of this testing has concluded that there was no impairment in these assets. Brand name is deemed to have an indefinite life since it is expected to generate cash flows indefinitely. Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations.

A reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and brand name amortization is as follows:

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

Reported net income	$11.0	$49.6	$92.5	$895.7
Goodwill amortization	—	0.7	—	2.5
Brand name amortization	—	0.3	—	1.1

Adjusted net income	$11.0	$50.6	$92.5	$899.3

Basic earnings per share
Reported net income	$0.14	$0.63	$1.18	$11.28
Goodwill amortization	—	0.01	—	0.03
Brand name amortization	—	—	—	0.01

Adjusted net income	$0.14	$0.64	$1.18	$11.32

Diluted earnings per share
Reported net income	$0.14	$0.63	$1.16	$11.27
Goodwill amortization	—	0.01	—	0.03
Brand name amortization	—	—	—	0.01

Adjusted net income	$0.14	$0.64	$1.16	$11.31

Stock-based compensation

FHR accounts for grants under its Key Employee Stock Option Plan (“KESOP”) and Directors’ Stock Option Plan using the intrinsic value method of accounting for stock-based compensation costs. Under the CICA recommendations on stock-based compensation plans, FHR provides proforma net income and proforma earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted after January 1, 2002 (note 5).

Other revenues and expenses from managed and franchised properties

Revenue and expenses from managed and franchised properties are included in the income statement in response to a recent CICA Emerging Issues Committee abstract. These expenditures relate primarily to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. These agreements require FHR to perform the required services and permits them to recoup the expenditures from the hotels. The 2001 revenues and expenses have been reclassified to conform with the presentation adopted for 2002.

3.	On September 23, 2002, FHR increased its investment in Fairmont to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR. FHR issued 2,875,000 shares at $24.00 per common share to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding common shares. The acquisition was accounted for using the step purchase method. The results of Fairmont will continue to be included in the consolidated statements of income, and the portion related to non-controlling interest has been reduced to 16.5% as of September 23, 2002.

On December 17, 2002, the company acquired the assets of the Orchid at Mauna Lani in Hawaii. These assets were acquired for a purchase price of $140.0, plus acquisition costs of approximately $1.5 less the assumption of a $5.5 working capital deficit. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition. The purchase price equation has not yet been finalized.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

The purchase prices of each of the 2002 acquisitions has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocation including related acquisition costs is as follows:

	The Fairmont	Fairmont Hotels
	Orchid, Hawaii	Inc.	Total

Land	$25.3	$—	$25.3
Building	104.9	—	104.9
Furniture, fixtures and equipment	11.3	—	11.3
Goodwill	—	16.7	16.7
Intangible assets	—	43.0	43.0
Non-controlling interest	—	26.2	26.2
Future taxes	—	(16.7)	(16.7)
Working capital assumed	(5.5)	—	(5.5)

	$136.0	$69.2	$205.2

4.	In September 2002, FHR invested $9.0 for a 19.9% equity interest and management contract in The Fairmont Sonoma Mission Inn & Spa in Sonoma County, California. FHR has committed to advance a loan of $10.0 to The Fairmont Sonoma Mission Inn & Spa.

5.	Shareholders’ equity

	Year ended December 31

	2002	2001

Common shares	$1,191.5	$1,162.4
Contributed surplus	141.9	142.4
Foreign currency translation adjustments	27.4	20.2
Retained earnings (deficit)	38.5	(19.6)

	$1,399.3	$1,305.4

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

	(in millions)		(in millions)
Weighted-average number of common shares outstanding — basic	78.6	78.8	78.4	78.9
Stock options	1.0	0.6	1.3	0.1

Weighted-average number of common shares outstanding — diluted	79.6	79.4	79.7	79.0

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

5.	Shareholders’ equity (continued)

During the year ended December 31, 2002, FHR repurchased 3,006,800 shares (none in the fourth quarter) for total consideration of $73.2 (nil for the fourth quarter), of this cost, $44.6 was charged to common shares, $30.4 was charged to retained earnings, $0.5 was charged to contributed surplus and foreign currency translation increased by $2.3. During the year ended December 31, 2002, FHR issued 295,054 shares (240,587 shares for the fourth quarter) pursuant to KESOP for total proceeds of $4.7 ($4.2 for the fourth quarter). At December 31, 2002, 78,779,622 common shares were outstanding (2001 — 78,616,368). In October 2002, FHR announced a program to repurchase in a 12-month period, up to 10% of its outstanding shares, this normal course issuer bid terminates October 2, 2003.

During the year ended December 31, 2002, 263,747 stock options were granted (208,747 in the fourth quarter) with an average strike price of CDN$38.55 (CDN$37.05 for the fourth quarter). All of these stock options were granted to either directors or employees pursuant to the stock option plan resolution as described in the audited consolidated financial statements for the year ended December 31, 2001. Options issued under the Directors’ Stock Option Plan vest immediately, unlike the options granted in 2001 under the KESOP, which vest over a four-year period.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

	Three Months
	Ended	Year Ended

	December 31, 2002

Reported net income	$11.0	$92.5
Net income assuming fair value method used	$11.0	$92.1
Assuming fair value method used
Basic earnings per share	$0.14	$1.17
Diluted earnings per share	$0.14	$1.16

In calculating net income and basic and diluted earnings per share, stock options issued prior to January 1, 2002 have been excluded from the fair value-based accounting method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected dividend yield	0.2%
Expected volatility	41.3%
Risk-free interest rate	3.9%
Expected option life in years	3.4

6.	Other (income) and expense

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

Brand technology development costs	$—	$—	$—	$22.4
Write-off of deferred development charges, leasehold improvements and equity investment	—	—	—	7.2
Write-off of management contracts	—	—	—	5.8
Restructuring costs	—	—	—	6.4
Other	—	1.9	(6.9)	11.9

	—	1.9	(6.9)	53.7
Gain on sale of Legacy units	—	—	—	(31.1)
Other income	—	—	—	(12.5)

	$—	$1.9	$(6.9)	$10.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

7.	Reorganization and corporate expenses (note 1)

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

Reorganization expenses	$0.9	$—	$0.9	$138.1
Corporate expenses	—	0.3	1.3	18.8

	$0.9	$0.3	$2.2	$156.9

Reorganization expenses for 2002 include charges relating to stock appreciation rights for employees of the former CPL entity that have a continuing impact on operations. Corporate expenses were costs associated with the corporate activities performed by CPL for its subsidiaries, including CPH&R, prior to October 1, 2001. The majority of these corporate activities have been eliminated subsequent to October 1, 2001.

8.	Changes in non-cash working capital:

	Three Months ended December 31		Year ended December 31

	2002	2001	2002	2001

Decrease (increase) in current assets
Accounts receivable	$14.7	$10.4	$1.2	$1,586.5
Inventory	(0.9)	(0.7)	(0.9)	262.6
Prepaid expenses and other	8.6	(8.2)	(2.1)	(3.4)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	4.7	(44.0)	(3.4)	(2,000.7)
Taxes payable	(0.1)	(4.7)	3.2	(126.7)

	27.0	(47.2)	(2.0)	(281.7)
Adjustments for disposals and acquisitions	(6.5)	—	(8.5)	258.0

	$20.5	$(47.2)	$(10.5)	$(23.7)

9.	As part of the financing for the purchase of the Monarch Hotel, on November 1, 2002, Legacy sold to a group of underwriters 19.5 million trust units. FHR acquired 6.5 million of these units for $31.9 to maintain its approximate 35% ownership interest in Legacy.

10.	Results for the quarter ended December 31, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

11.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

12.	Segmented Information

The continuing operations of FHR have five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 24 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 23 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first class hotel and resort management company.

The performance of all segments is evaluated primarily on earnings before interest taxes and amortization (“EBITDA”), which is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. It includes income from investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest, income taxes and goodwill amortization are not allocated to the individual segments. All transactions among operating segments are done at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three Months ended December 31, 2002

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination(a)	Total

Operating revenues	$109.1	$—	$6.0	$11.0	$2.8	$(3.3)	$125.6
Other revenues from managed and franchised properties	—	—	—	4.9	1.8	—	6.7

							132.3
Income from investments and other	3.0	(0.5)	—	—	—	—	2.5
EBITDA	16.5	(0.5)	5.8	9.1	1.9	—	32.8
Total assets	1,879.9	96.4	95.0	243.8	66.0	(200.1)	2,181.0
Capital expenditures	18.1	—	—	0.6	—	—	18.7

	Three Months ended December 31, 2001

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination(a)	Total

Operating revenues	$89.4	$—	$—	9.3	$2.2	$(3.2)	$97.7
Other revenues from managed and franchised properties	—	—	—	4.3	1.9	—	6.2

							103.9
Income from investments and other	2.6	0.5	—	—	—	—	3.1
EBITDA	10.2	0.5	(0.2)	2.0	1.9	—	14.4
Total assets	1,458.9	56.4	92.1	195.2	71.0	3.7	1,877.3
Capital expenditures	34.9	—	0.6	1.8	—	—	37.3

	Year ended December, 2002

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination(a)	Total

Operating revenues	$516.6	$—	$37.9	$41.3	$11.4	$(16.6)	$590.6
Other revenues from managed and franchised properties	—	—	—	19.8	7.9	—	27.7

							618.3
Income from investments and other	11.3	6.4	—	—	—	—	17.7
EBITDA	143.4	6.4	11.5	28.9	8.1	—	198.3
Total assets	1,879.9	96.4	95.0	243.8	66.0	(200.1)	2,181.0
Capital expenditures	80.1	—	15.8	4.2	—	—	100.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

12.	Segmented Information (continued)

	Year ended December, 2001

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination(a)	Total

Operating revenues	$489.6	$—	$13.4	$39.9	$10.4	$(16.0)	$537.3
Other revenues from managed and franchised properties	—	—	—	20.9	8.5	—	29.4

							566.7
Income from investments and other	11.3	7.4	—	—	—	—	18.7
EBITDA	126.1	7.4	(2.1)	24.1	7.6	—	163.1
Total assets	1,458.9	56.4	92.1	195.2	71.0	3.7	1,877.3
Capital expenditures	115.2	—	7.5	5.9	0.7	—	129.3

(a)	Revenues represent management fees that are charged by Fairmont and Delta to the hotel ownership operations, which are eliminated on consolidation. Total assets represent the elimination of intersegment loans net of corporate assets.